UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

KEY ENERGY SERVICES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	04-2648081
(State of Incorporation or organization)	(I.R.S. Employer Identification No.)

1301 McKinney Street, Suite 1800, Houston, Texas	77010
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instructions A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None.

None

(Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

General

As previously disclosed, on October 24, 2016, Key Energy Services, Inc. (“Key” or the “Company”) and certain of its domestic subsidiaries (such subsidiaries, together with the Company, the “Debtors”) filed voluntary petitions for reorganization under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), pursuant to the terms of a plan support agreement, dated August 24, 2016, by and among the Debtors and certain of their lenders and noteholders, which contemplates the reorganization of the Debtors pursuant to a prepackaged plan of reorganization (the “Plan”). The Debtors obtained joint administration of their chapter 11 cases under the caption In re: Key Energy Services, Inc, et al., Case No. 16-12306. The subsidiary Debtors in these chapter 11 cases are Misr Key Energy Investments, LLC, Key Energy Services, LLC, and Misr Key Energy Services, LLC. The Plan was confirmed by the Bankruptcy Court on December 6, 2016, and the Company emerged from the bankruptcy proceedings on December 15, 2016 (the “Effective Date”).

As of the Effective Date, pursuant to the Plan, the Company reincorporated from a Maryland corporation to a Delaware corporation and has the authority to issue 110,000,000 shares, of which 100,000,000 shares are designated as shares of common stock, par value $0.01 per share (“Common Stock”), and 10,000,000 shares are designated as shares of preferred stock, par value $0.01 per share (“Preferred Stock”). This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Common Stock issued pursuant to the Plan. The Company has applied to list the Common Stock on the New York Stock Exchange under the symbol of “KEG.”

Also on the Effective Date, the Company filed its Certificate of Incorporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware and adopted its Bylaws (the “Bylaws”). The following description of the Common Stock does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the Bylaws, copies of which are attached to this registration statement as Exhibit 3.1 and Exhibit 3.2, respectively, and are incorporated herein by reference. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) may contain provisions which affect the capital stock of the Company.

Common Stock

Dividends

Subject to the rights granted to any holders of Preferred Stock, holders of the Common Stock will be entitled to dividends in the amounts and at the times declared by the Company’s board of directors (the “Board”) in its discretion out of any assets or funds of the Company legally available for the payment of dividends.

Voting

Each holder of shares of the Common Stock is entitled to one vote for each share of the Common Stock on all matters presented to the stockholders of the Company. The holders of a majority of shares of Common Stock present at a stockholder meeting or represented by proxy will constitute a quorum for the transaction of business. Except as otherwise required by law or in the resolutions of the Board or a duly authorized committee thereof or other document establishing the terms of the Preferred Stock, no holder of Common Stock will be entitled to vote on any amendment or alteration of the Certificate of Incorporation that alters, amends or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock. There are no cumulative voting rights for the election of directors and, pursuant to the Bylaws, director nominees who are voted on by all holders of Common Stock will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Certain stockholders of the Company have approval rights over certain matters as provided in the Certificate of Incorporation and the Bylaws, including those described below under “Anti-Takeover Provisions of the Certificate of Incorporation, the Bylaws and the DGCL - Certain Stockholder Approval Rights.”

Liquidation

The holders of the Common Stock will share equally and ratably in the Company’s assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding.

Other Rights

The holders of the Common Stock do not have preemptive rights to purchase shares of the Company’s stock. The Common Stock is not convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. The rights, preferences and privileges of holders of the Common Stock will be subject to those of the holders of any shares of Preferred Stock that the Company may issue in the future.

Under the terms of the Certificate of Incorporation, the Company is prohibited from issuing any non-voting equity securities.

Limitation of Liability of Directors

The Certificate of Incorporation provides that no director will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL, except for liability (i) for any breach of director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction for which the director derived any improper personal benefit. The effect of this provision is to eliminate the Company’s and its stockholders’ rights, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director.

Registration Rights Agreement

Pursuant to the Plan, on the Effective Date, the Company and certain holders of the Common Stock executed a registration rights agreement, dated as of the Effective Date (the “Registration Rights Agreement”).

The Registration Rights Agreement provides the following, subject to its terms and conditions:

•	The Company commits to file a resale shelf registration statement covering all Registrable Securities (as defined in the Registration Rights Agreement) of each stockholder party to the Registration Rights Agreement (each such party, together with its permitted transferees, a “Specified Stockholder”) within 60 days after the Effective Date. The Company will use commercially reasonable efforts to cause such shelf registration statement to be declared effective as promptly as practicable and in no event later than 60 days after the filing of such shelf registration statement and to keep such shelf registration statement effective (subject to customary blackout periods) for so long as any Specified Stockholder holds Registrable Securities.

•	Beginning 120 days after the Effective Date, if the Company does not have available such an effective resale shelf registration statement, each Specified Stockholder that holds Registrable Securities will have 2 demand registration rights per calendar year (subject to customary blackout periods); provided, that, any such demand must be for an offering of at least $12.5 million of estimated gross proceeds (taking into account the requests of all requesting Specified Stockholders); provided, further, that in no event will the Company be required to comply with more than one demand by the Specified Stockholders (other than Soter Capital, LLC, Platinum Equity Advisors, LLC and Platinum Equity Advisors, LLC’s other affiliates (collectively, the “Platinum Parties”)) in any 6-month period.

•	The Company will be required to support underwritten offerings pursuant to the shelf takedowns and demands by Specified Stockholders beginning 180 days after the Effective Date. The Company will not be required to facilitate an underwritten offering facilitated by marketing efforts on the part of the Company (a “Marketed Underwritten Offering”) unless the proceeds to all requesting Specified Stockholders from such offering are at least $12.5 million. Furthermore, the Company will not be required to effect (i) more than 2 Marketed Underwritten Offerings in any calendar year or more than 6 Marketed Underwritten Offerings in the aggregate, or (ii) more than 4 underwritten offerings other than Marketed Underwritten Offerings in any calendar year or more than 8 underwritten offerings that are not Marketed Underwritten Offerings in the aggregate, in each case of (i) and (ii), as requested by any Specified Stockholder other than the Platinum Parties.

•	The Specified Stockholders have certain piggyback registration rights.

•	The Registration Rights Agreement includes customary indemnification provisions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Anti-Takeover Provisions of the Certificate of Incorporation, the Bylaws and the DGCL

The Certificate of Incorporation, the Bylaws and the DGCL contain provisions that may have some anti-takeover effects and may delay, defer or prevent a takeover attempt or a removal of the Company’s incumbent officers or directors that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for shares held by the stockholders.

Board of Directors

Pursuant to the Plan, commencing on the Effective Date and until the 2019 annual meeting of stockholders (such period, the “Initial Board Term”), and subject to certain exceptions set forth in the Certificate of Incorporation and the Bylaws, the Board will consist of ten members who were selected by Platinum Equity Advisors, LLC (together with its controlled affiliates, managed funds and/or accounts, “Platinum”) and certain other former creditors of the Company. Three of the directors selected by Platinum hold two votes each on matters presented to the Board, and the directors selected by Platinum collectively hold votes that constitute a majority of all votes held by directors. As a result, subject to certain approval rights held by directors selected by other former creditors of the Company, the Platinum directors will control decisions made by the Board.

Following the Initial Board Term, for so long as the Series A Preferred Stock (as defined below) remains outstanding, the Board will consist of nine members, five of whom will be nominated and elected by Platinum as the holder of Series A Preferred Stock. Two of such directors will hold two votes each on matters presented to the Board, and the directors nominated by Platinum collectively will hold votes that constitute a majority of all votes held by directors. As a result, subject to certain approval rights held by certain other directors, the Platinum directors will continue to control decisions made by the Board following the Initial Board Term.

Once the Series A Preferred Stock is no longer outstanding (the “Control End Date”), the supervoting rights of two of the Platinum directors will fall away, and Platinum will no longer have the right as the holder of Series A Preferred Stock to nominate any directors. At the first annual stockholders meeting following the Control End Date, the then-current Board will nominate their successors, and the stockholders of the Company will elect the directors.

Preferred Stock

The Certificate of Incorporation authorizes and designates a series of Preferred Stock called the “Series A Preferred Stock.” The sole share of Series A Preferred Stock is held by Platinum and is not transferrable except to a person set forth in the definition of “Platinum”. The holder of the Series A Preferred Stock has certain rights to elect directors as described above under “Anti-Takeover Provisions of the Certificate of Incorporation, the Bylaws and the DGCL – Board of Directors.” The Series A Preferred Stock will be redeemed and cancelled automatically if Platinum’s ownership of Common Stock falls below certain ownership thresholds set forth in the Certificate of Incorporation.

Shares of additional series of Preferred Stock may be issued in one or more series from time to time by the Board, and the Board is expressly authorized to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of Preferred Stock. Unless otherwise provided in the certificate of designations or the resolution or resolutions of the Board or a duly authorized committee thereof establishing the terms of a series of Preferred Stock, no holder of any share of Preferred Stock will be entitled as of right to vote on any amendment or alteration of the Certificate of Incorporation to authorize or create, or increase the authorized amount of, any other class or series of Preferred Stock or any alteration, amendment or repeal of any provision of any other series of Preferred Stock.

Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any class or series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of such class or series, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provision hereafter enacted, and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class will be required therefor, unless a vote of any such holder is required pursuant to this Certificate of Incorporation.

Newly Created Directorships and Vacancies on the Board

Under the Bylaws, following the Control End Date, any vacancies on the Board may be filled by directors holding a majority of the total votes held by directors then in office, although less than a quorum.

Certain Stockholder Approval Rights

Until the end of the Initial Board Term, in addition to any other vote required by applicable law, the Certificate of Incorporation or the Bylaws, the affirmative vote of a majority of all outstanding shares of Common Stock held by stockholders of the Company other than Platinum will be required to approve certain amendments to the Certificate of Incorporation or the Bylaws.

Following the end of the Initial Board Term and until the first annual stockholders meeting to occur after (x) Platinum beneficially owns less than 12.5% of the issued and outstanding shares of Common Stock and (y) such time that no more than two Platinum directors are on the Board (which may be after the Control End Date), the affirmative vote of a majority of all outstanding shares of Common Stock held by stockholders of the Company other than Platinum will be required to approve certain amendments to the Certificate of Incorporation or the Bylaws unless such amendments are approved by the Board in accordance with the Bylaws.

Certain Board Approval Rights

Pursuant to the Bylaws, if the Common Stock is not listed, then the approval of a Supermajority (as defined in the Bylaws) of the Board will be required, among other things, for:

•	the Company to enter into any fundamental transaction involving a sale of the Company (including any consolidation, reorganization, merger or sale of all or substantially all of the assets of the Company) other than a transaction (i) pursuant to the Bankruptcy Code or (ii) with an implied equity value of the Company of greater than $700 million (each such transaction permitted by clause (i) or (ii) or approved by a Supermajority of the Board pursuant to the Bylaws, a “Permitted Transaction”);

•	the Company to acquire any assets, make any loan, purchase any securities or make any other investment, or sell, lease, transfer or otherwise dispose of any assets, in each case, the value of which individually or in the aggregate exceeds $25 million in any transaction or series of related transactions;

•	any change to the size of the Board, except (A) for increases in the size of the Board to add independent directors, (B) for an increase in the size of the Board at the request of Platinum as contemplated by the Bylaws or (C) pursuant to the terms of a Permitted Transaction; and

•	any amendment to the Bylaws.

Written Consent of Stockholders; Calling of Special Meeting of Stockholders

Any action required by law to be taken at any annual or special meeting of stockholders of the Company, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth such action so taken, will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and will be delivered to the Company. Stockholders of the Company are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders. The business permitted at any special meeting of stockholders will be limited to the business brought before the meeting by or at the direction of the Board.

Amendment of the Bylaws

Under the DGCL, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Certificate of Incorporation and the Bylaws grant to the Board the power to alter, amend or repeal the Bylaws, subject to certain approval rights held by stockholders of the Company other than Platinum and subject to certain board approval rights as described above.

Other Limitations on Stockholder Actions

Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders.

No Cumulative Voting

The stockholders do not have the right to cumulate votes, as discussed further under “Common Stock—Voting.”

Exclusive Forum

The Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee or agent of the Company to the Company or the Company’s stockholders or debtholders, (iii) any action or proceeding asserting a claim against the Company or any director or officer or other employee or agent of the Company arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws (in each case, as they may be amended from time to time), or (iv) any other “internal corporate claim” as defined in Section 115 of the DGCL.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, LLC.

Item 2. Exhibits

3.1	Certificate of Incorporation of Key Energy Services, dated December 15, 2016.

3.2	Bylaws of Key Energy Services, Inc., dated December 15, 2016.

10.1	Registration Rights Agreement, dated December 15, 2016, by and between Key Energy Services, Inc. and each Investor party thereto.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Key Energy Services, Inc.
(Registrant)

Date:	December 15, 2016	By:	/s/ Katherine I. Hargis
Katherine I. Hargis
Vice President, Chief Legal Officer and Secretary